EXHIBIT 5.1

[City National Corporation Letterhead]

May 8, 2009

City National Corporation
555 South Flower Street
Los Angeles, California 90071

Ladies and Gentlemen:

        I am Executive Vice President, General Counsel and Corporate Secretary of City National Corporation, a Delaware corporation (the “Company”) and, as such, I, together with other attorneys in the Company’s legal department, have acted as counsel for the Company in connection with (i) the issuance and sale of 2,800,000 shares (the “Common Shares”) of the Company’s common stock, par value $1.00 per share (the “Common Stock”) pursuant to the Underwriting Agreement, dated May 5, 2009 (the “Underwriting Agreement”), between the Company and, on behalf of themselves and the several Underwriters named therein, Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated and (ii) the preparation of the prospectus supplement filed with the Securities and Exchange Commission (the “Commission”) on May 5, 2009, to the prospectus filed with the Commission on December 18, 2009, as part of the Company’s Registration Statement on Form S-3ASR (File No. 333-156275) (the “Registration Statement).

        I or attorneys over whom I exercise supervision have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion. I have assumed the accuracy and truthfulness of all public records of the Company and of all certifications, documents and other proceedings examined by me that have been produced by officials of the Company acting within the scope of their official capacities, without verifying the accuracy or truthfulness of such representations, the genuineness of such signatures appearing upon such public records, certifications, documents and proceedings, and the conformity of the documents filed with the Commission via the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”), except for required EDGAR formatting changes, to physical copies of the documents submitted for examination.

        Based upon the foregoing and subject to the qualifications, assumptions and limitations stated herein, I am of the opinion that the Common Shares have been duly authorized and when, issued and delivered against payment therefor as contemplated in the Underwriting Agreement, will be duly and validly issued, fully paid and nonassessable.

        I am admitted to practice in the State of California. This opinion is limited to the laws of that state, the Delaware General Corporation Law (including the statutory provisions and all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws) and the federal laws of the United States of America and I express no opinion as to the effect on the matters covered by this opinion of the laws of any other jurisdiction.

        I hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K of the Company filed with the Commission and thereby incorporated by reference into the Registration Statement and I consent to the reference to me under the heading “Validity of Common Stock” in the prospectus supplement relating to the Common Shares. In giving such consent, I do not thereby admit that I am an expert within the meaning of Section 7 of the Securities Act of 1933, as amended. I assume no obligation to advise you or any other person, or to make any investigation, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

     /s/ Michael B. Cahill

Michael B. Cahill